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          DIRECTORS/TRUSTEES POWER OF ATTORNEY
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City of Minneapolis

State of Minnesota

      Each of the undersigned, as directors and trustees of the below
listed open-end investment companies that previously have filed registration
statements and amendments thereto pursuant to the requirements of the
Securities Act of 1933 and/or the Investment Company Act of 1940 with the
Securities and Exchange Commission:

<TABLE>
<CAPTION>

	1933 Act Reg. Number	1940 Act Reg. Number
<S>	<C>	<C>
RiverSource Bond Series, Inc.	2-72174	811-3178
RiverSource California Tax-Exempt Trust	33-5103	811-4646
RiverSource Dimensions Series, Inc.	2-28529	811-1629
RiverSource Diversified Income Series, Inc.	2-51586	811-2503
RiverSource Equity Series, Inc.	2-13188	811-772
RiverSource Global Series, Inc.	33-25824	811-5696
RiverSource Government Income Series, Inc.	2-96512	811-4260
RiverSource High Yield Income Series, Inc.	2-86637	811-3848
RiverSource Income Series, Inc.	2-10700	811-499
RiverSource International Managers Series, Inc.	333-64010	811-10427
RiverSource International Series, Inc.	2-92309	811-4075
RiverSource Investment Series, Inc.	2-11328	811-54
RiverSource Large Cap Series, Inc.	2-38355	811-2111
RiverSource Managers Series, Inc.	333-57852	811-10321
RiverSource Market Advantage Series, Inc.	33-30770	811-5897
RiverSource Money Market Series, Inc.	2-54516	811-2591
RiverSource Retirement Series Trust	333-131683	811-21852
RiverSource Sector Series, Inc.	33-20872	811-5522
RiverSource Selected Series, Inc.	2-93745	811-4132
RiverSource Short Term Investments Series, Inc.		811-21914
RiverSource Special Tax-Exempt Series Trust	33-5102	811-4647
RiverSource Strategic Allocation Series, Inc.	2-93801	811-4133
RiverSource Strategy Series, Inc.	2-89288	811-3956
RiverSource Tax-Exempt Series, Inc.	2-57328	811-2686
RiverSource Tax-Exempt Income Series, Inc.	2-63552	811-2901
RiverSource Tax-Exempt Money Market Series, Inc.	2-66868	811-3003
RiverSource Variable Portfolio-Income Series, Inc.	2-73113	811-3219
RiverSource Variable Portfolio-Investment Series, Inc.	2-73115	811-3218
RiverSource Variable Portfolio-Managed Series, Inc.	2-96367	811-4252
RiverSource Variable Portfolio-Managers Series, Inc.	333-61346	811-10383
RiverSource Variable Portfolio-Money Market Series, Inc.	2-72584	811-3190
RiverSource Variable Portfolio-Select Series, Inc.	333-113780	811-21534
</TABLE>

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hereby constitutes and appoints Steven R. Lewis, Jr., any other member of
the Boards who is not an interested person of the investment manager, and
Scott R. Plummer or any one of these persons individually as her or his
attorney-in-fact and agent to file and sign for her or him in her or his
name, place and stead any and all further amendments to said registration
statements with all exhibits and other documents thereto pursuant to said
Acts and any rules and regulations thereunder and grants them the full power
and authority to do and perform each and every act required and necessary to
be done in connection therewith.

       Dated the 5th day of December, 2006.


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/s/ Arne H. Carlson              /s/ Stephen R. Lewis, Jr.
-----------------------------    -------------------------------
    Arne H. Carlson                  Stephen R. Lewis, Jr.

/s/ Kathleen A. Blatz            /s/ Catherine James Paglia
-----------------------------    -------------------------------
    Kathleen A. Blatz                Catherine James Paglia

/s/ Patricia M. Flynn            /s/ Vikki L. Pryor
-----------------------------    -------------------------------
    Patricia M. Flynn                Vikki L. Pryor

/s/ Anne P. Jones                /s/ Alison Taunton-Rigby
-----------------------------    -------------------------------
    Anne P. Jones                    Alison Taunton-Rigby

/s/ Jeffrey Laikind              /s/ William F. (Ted) Truscott
-----------------------------    -------------------------------
    Jeffrey Laikind                  William F. (Ted) Truscott
```